------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:     December 31, 2005
                                                  Estimated average burden
                                                  hours per response .........11
                                                  ------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                  Danielson Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  236274106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  June 21, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 236274106               13D/A                     Page 2 of 8 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN 36-4150443
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  19,500,900
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           19,500,900
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
19,500,900
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
13.9% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 140,754,120 shares of Common Stock outstanding immediately after the closing of the ARF Rights Offering, based upon the Prospectus dated May 26, 2005 filed by the Issuer on May 31, 2005 pursuant to Rule 424(b)(5).

CUSIP No. 236274106               13D/A                     Page 3 of 8 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (05-07) Investors, L.L.C.   FEIN 20-2062590
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  3,430,448
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           3,430,448
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,430,448
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
2.4% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 140,754,120 shares of Common Stock outstanding immediately after the closing of the ARF Rights Offering, based upon the Prospectus dated May 26, 2005 filed by the Issuer on May 31, 2005 pursuant to Rule 424(b)(5).

CUSIP No. 236274106               13D/A                     Page 4 of 8 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Equity Group Investments, L.L.C.   FEIN 36-4195324
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  244,934
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           244,934
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
244,934
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
0.2% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 140,754,120 shares of Common Stock outstanding immediately after the closing of the ARF Rights Offering, based upon the Prospectus dated May 26, 2005 filed by the Issuer on May 31, 2005 pursuant to Rule 424(b)(5).

CUSIP No. 236274106               13D/A                     Page 5 of 8 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN 36-6934216
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Illinois
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  23,176,282
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           23,176,282
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
23,176,282
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
16.5% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Calculated based on 140,754,120 shares of Common Stock outstanding immediately after the closing of the ARF Rights Offering, based upon the Prospectus dated May 26, 2005 filed by the Issuer on May 31, 2005 pursuant to Rule 424(b)(5).

CUSIP No. 236274106               13D/A                     Page 6 of 8 Pages

This Amendment No. 8 to Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Danielson Holding Corporation, a Delaware corporation (the "Issuer"). Items 3, 4 and 5 of the Schedule 13D are hereby amended as follows:

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following thereto:

On April 29, 2005, EGI exercised the EGI Option in full and acquired 155,000 shares of Common Stock at a price of $3.37 per share of Common Stock. All funds used in the acquisition of shares of Common Stock by EGI were obtained from the working capital of EGI. Immediately after exercise of the EGI Option, EGI transferred to certain of its employees 29,000 shares of the Common Stock issued upon exercise at a price of $3.37 per share of Common Stock.

On June 21, 2005, the Issuer closed the ARF Rights Offering and on June 21, 2005, the Issuer closed the Acquisition of all of the outstanding capital stock of American Ref-Fuel Holdings Corp. Pursuant to the ARF Rights Offering, (i) in accordance with the Equity Commitment Agreement entered into by SZI, SZI acquired 9,028,562 shares of Common Stock; (ii) in accordance with the Equity Commitment Agreement entered into by Fund 05-07, Fund 05-07 acquired 1,588,235 shares of Common Stock; and (iii) EGI acquired 113,400 shares of Common Stock, each on June 21, 2005 at a price of $6.00 per share.

In addition, pursuant to their oversubscription rights in the ARF Rights Offering, (x) SZ acquired 440,602 shares of Common Stock, (y) Fund 05-07 acquired 77,507 shares of Common Stock and (z) EGI acquired 5,534 shares of Common Stock, each on June 24, 2005 at a price of $6.00 per share.

All funds used in the acquisition of shares of Common Stock by SZI, Fund 05-07 and EGI in the ARF Rights Offering were obtained from the respective working capital of SZI, Fund 05-07 and EGI.

ITEM 4. Purpose of the Transaction

Item 4 is hereby amended to add the following thereto:

On April 29, 2005, EGI exercised the EGI Option in full and acquired 155,000 shares of Common Stock at a price of $3.37 per share of Common Stock. Immediately after exercise of the EGI Option, EGI transferred to certain of its employees 29,000 shares of the Common Stock issued upon exercise at a price of $3.37 per share of Common Stock.

Pursuant to the ARF Rights Offering, (i) in accordance with the Equity Commitment Agreement entered into by SZI, SZI acquired 9,028,562 shares of Common Stock; (ii) in accordance with the Equity Commitment Agreement entered into by Fund 05-07, Fund 05-07 acquired 1,588,235 shares of Common Stock; and
(iii) EGI acquired 113,400 shares of Common Stock, each on June 21, 2005 at a price of $6.00 per share.

In addition, pursuant to their oversubscription rights in the ARF Rights Offering, (x) SZ acquired an additional 440,602 shares of Common Stock, (y) Fund 05-07 acquired 77,507 shares of Common Stock and (z) EGI acquired 5,534 shares of Common Stock, each on June 24, 2005 at a price of $6.00 per share.

Except as stated above, none of the Reporting Persons nor, to the best knowledge of any Reporting Person, ZGP, Alpha/ZFT or any of the persons listed in Item 2 hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 140,754,120 shares of Common Stock outstanding immediately after the closing of the ARF Rights Offering, based upon the Prospectus dated May 26, 2005 filed by the Issuer on May 31, 2005 pursuant to Rule 424(b)(5). Based upon the foregoing,
(i) the 19,500,900 shares of Common Stock beneficially owned by SZI represent approximately 13.9% of the issued and outstanding Common Stock; (ii) the 3,430,448 shares of Common Stock beneficially owned by Fund 05-07 represent approximately 2.4% of the issued and outstanding Common Stock; (iii) the 244,934 shares of Common Stock beneficially owned by EGI represent approximately 0.2% of the issued and outstanding Common Stock; and (iv) the 23,176,282 shares of Common Stock beneficially owned by Chai Trust represent approximately 16.5% of the issued and outstanding Common Stock.

CUSIP No. 236274106               13D/A                     Page 7 of 8 Pages

SZI, Fund 05-07 and EGI each currently shares the power to vote or to direct the vote of all shares of Issuer's Common Stock owned by it with Chai Trust.

SZI, Fund 05-07, EGI and Chai each disclaim beneficial ownership of any securities of Issuer beneficially owned by Laminar or Third Avenue.

Except as set forth below, as of the date hereof, no Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 hereof, owns any shares of Common Stock other than the shares owned by the Reporting Persons. Donald Liebentritt owns 152,036 shares of Common Stock, with respect to which Mr. Liebentritt has sole power to vote and to dispose of such shares. William Pate owns 345,227 shares of Common Stock, with respect to which Mr. Pate has sole power to vote and dispose of such shares. Philip Tinkler owns 16,239 shares of Common Stock, with respect to which Mr. Tinkler has sole power to vote and dispose of such shares. Samuel Zell owns no shares of Common Stock directly, but may be deemed to have shared indirect beneficial ownership of an aggregate amount of 23,201,700 shares of Common Stock held by Chai and Helen Zell Revocable Trust, an Illinois trust, with respect to each of which Mr. Zell may be deemed to have shared indirect power to vote and to dispose of such shares.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than EGI, SZI and Fund 05-07 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by EGI, SZI and Fund 05-07, respectively.

(e) Not applicable.

CUSIP No. 236274106               13D/A                     Page 8 of 8 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 28, 2005

SZ INVESTMENTS, L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.

Each by: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Name: Donald J. Liebentritt
Title: Vice President

CHAI TRUST COMPANY, L.L.C.
EQUITY GROUP INVESTMENTS, L.L.C.

Each by: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Name: Donald J. Liebentritt
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)